UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

Abengoa’s board of directors has resolved to appoint Mr. Antonio Fornieles Melero as chairman of the audit committee and to appoint Prof. Ms. Mercedes Gracia Diez as chairman of the appointments and remunerations committee.

The composition of these two committees will, as of the date hereof, be as follows:

Audit Committee

Chairman:	Mr. Antonio Fornieles Melero

Members:	Prof. Ms. Mercedes Gracia Diez

Ms. Alicia Velarde Valiente

Prof. Mr. José Borrell Fontelles

Appointments and Remuneration Committee

Chairman:	Prof. Ms. Mercedes Gracia Diez

Members:	Mr. Antonio Fornieles Melero

Ms. Alicia Velarde Valiente

Prof. Mr. José Borrell Fontelles

 Seville, 17 March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: March 17, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary